Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

August 16, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mr. John Reynolds
Assistant Director

Re:	Iconix Brand Group, Inc.
Form 10-K; 10-K/A
Filed February 26, 2010; April 30, 2010
File No. 001-10593

Dear Mr. Reynolds:

On behalf of  Iconix Brand Group, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of August 2, 2010 addressed to Mr. Neil Cole, the Company’s President and Chief Executive Officer, regarding the Company’s Form 10-K for the year ended December 31, 2009 as amended on Form 10-K/A (collectively, the “Form 10-K”).  The responses have been numbered to correspond to the comments contained in your letter. Based upon both  your letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required. As noted, where applicable, the Company intends to comply with the Staff’s comments in its future filings. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

Form 10-K/A filed April 30, 2010

Executive Compensation, page 7

1.
In future filings, please provide a more detailed discussion of how the equity awards are determined.  For instance, we note that Mr. Cole received performance based stock units.  Please identify the specific performance criteria used to determine the award and disclose the specific performance target or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Securities and Exchange Commission
August 16, 2010
Page -2-

Following further discussion with the Staff, in future filings, the Company will provide in the Compensation Discussion and Analysis (“CD&A”) section a more detailed discussion of the criteria used to determine performance-based equity awards by adding a cross-reference in the CD&A to the discussion of such awards that is currently contained in the description of the executives’ employments agreements, in particular, Messrs. Cole and Blumberg that appears with the narrative to the Summary Compensation Table section.

With respect to the specific performance criteria used to determine the awards, in future filings we will disclose the specific performance targets for the immediately completed fiscal year to the extent that such information directly impacts executive compensation for that year.  For example, the following is the draft disclosure the Company proposes to include with periodic reports that include executive compensation information for its fiscal year ending December 31, 2010:

“The annual performance goals required for the portion of Mr. Cole’s PSUs to vest for the year ended December 31, 2010 were as follows: EBITDA of $______, (for which Mr. Cole earned ____PSUs); market capitalization of ______, (for which Mr. Cole earned ____ PSUs); and stock price of ____ per share, (for which Mr. Cole earned ____ PSUs).”

As discussed with the Staff, to the extent any performance goal is not met, the Company will modify the proposed disclosure which will nevertheless disclose the performance target.

2.
We note that only Mr. Cole received an award pursuant to the Executive Incentive Award Plan.  In future filings, please clarify whether the other named executive officers were eligible to receive an award but did not meet the performance targets or whether Mr. Cole was the only named executive officer that was eligible to earn an award pursuant to the Executive Incentive Award Plan.  If the other named executive officers were eligible to receive an award, please disclose the specific performance targets or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.  In addition, we note that the grants of plan based awards table does not include any grants of non-equity incentive awards.  Please explain why no disclosure is required or confirm that you will include disclosure in future filings.

Securities and Exchange Commission
August 16, 2010
Page -3-

For the year ended December 31, 2009, Mr. Cole was the only named executive officer who was eligible to earn an award pursuant to the Executive Incentive Award Plan.  In future filings, the Company will add appropriate disclosure to note that Mr. Cole was the only named executive officer eligible to earn an award under the Executive Incentive Award Plan.  Where applicable, we will include grants of non-equity incentive awards in the grants of plan based awards table in future filings.

3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

With respect to disclosures that would have been required by Item 402(s) of Regulation S-K if it had been applicable, the Company considered its compensation policies and arrangements and ultimately determined that no disclosure was required pursuant to this item.

In conducting its analysis to determine whether any disclosure was required by Item 402(s), certain members of management together with members of the Company’s Compensation Committee considered (i) whether any business unit of the Company carried a significant portion of the Company’s risk profile; (ii) whether any business unit had a compensation structured significantly differently than other units within the Company; (iii) whether any business unit was significantly more profitable than others within the Company; (iv) whether any business unit’s compensation expense was a significant percentage of the unit’s revenues; and (v) situations which vary significantly from the overall risk and reward structure of the Company, such as when bonuses are awarded upon accomplishment of a task, while the income and risk to the Company from the task extend over a significantly longer period of time.

The Company reviewed the specific factors outlined above in the context of the compensation arrangements with members of management and its other employees and also considered whether there were any other features of the Company’s compensation policies and practices that could result in creating risks that were reasonably likely to have a material adverse effect on the Company.  Based on its review, the Company determined that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, and, therefore, no disclosure was required under Item 402(s).

Securities and Exchange Commission
August 16, 2010
Page -4-

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or either Ethan Seer, Esq. or Kathleen A. Cunningham, Esq. of Blank Rome, LLP at (212) 885-5393 and (212) 885-5175, respectively.

Very truly yours,

/s/ Warren Clamen

Warren Clamen
Chief Financial Officer

cc:	Andrew Tarshis, Esq.
Ethan Seer, Esq.
Kathleen A. Cunningham, Esq.